VIA EDGAR

December 6, 2017

Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	SunCoke Energy Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 16, 2017

Form 8-K Filed January 26, 2017

File No. 1-35782

Ladies and Gentlemen:

Set forth below are the responses of SunCoke Energy Partners, L.P. (the “Partnership”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 21, 2017, with respect to the Partnership’s Form 10-K for the year ended December 31, 2016 (File No. 1-35782), filed with the Commission on February 16, 2017 (the “Form 10-K”), and the Partnership’s Form 8-K (File No. 1-35782), filed with the Commission on January 26, 2017.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2016

15. Fair Value Measurements, page 88

1.	We note that you made adjustments to the fair value of the contingent consideration for the acquisition of Covent Marine Terminal resulting in goodwill increasing by $6.4 million and the recognition of a gain to operating income totaling $10.1 million, of which $3.7M was due to an amendment to the contingent consideration arrangement and $6.4 million was a decrease in the fair value estimate. Please address each of the following:

•	Please tell us how you determined that the amendment to the contingent consideration arrangement occurring during the measurement period should be accounted for separately from the business combination.

Securities and Exchange Commission

December 6, 2017

•	Please tell us what specific facts you identified during July 1, 2016 through August 11, 2016, that resulted in a change to the assumptions and estimates used to estimate the fair value of the contingent consideration as of August 12, 2015.

•	Please tell us the specific facts and circumstances that occurred during the third and fourth fiscal quarters of 2016 the led to a decrease in the fair value of the contingent consideration liability by the same amount you increased the liability as a measurement period adjustment.

RESPONSE: The Partnership acknowledges the Staff’s request to help the Staff better understand 1) how we determined that the amendment to the contingent consideration arrangement occurring during the measurement period should be accounted for separately from the business combination, 2) what specific facts we identified during July 1, 2016 through August 11, 2016, that resulted in a change to the assumptions and estimates used to estimate the fair value of the contingent consideration as of August 12, 2015 and 3) the specific facts and circumstances that occurred during the third and fourth fiscal quarters of 2016 that led to a decrease in the fair value of the contingent consideration liability by the same amount that we increased the liability as a measurement period adjustment.

1)	In connection with the Convent Marine Terminal (“CMT”) acquisition, the Partnership entered into a contingent consideration arrangement that requires the Partnership to make future payments to The Cline Group based on future volume over a specified threshold, price and contract renewals. During March 2016, the Partnership and The Cline Group signed an amended agreement which modified the contingent consideration terms by increasing the future volume threshold required for the Partnership to make payments to The Cline Group. The volume threshold increase reduced the fair value of the contingent consideration liability by $3.7 million during the first quarter of 2016. As this amendment represents an event which occurred subsequent to the acquisition date, the Partnership accounted for the change in the fair value in earnings in accordance with ASC 805-30-35-1.

2)	The Partnership identified a $6.4 million error in the calculation of the contingent consideration liability fair value at the acquisition date. In accordance with ASC 805-10-25-19, the Partnership revised its accounting for the business combination of CMT, which increased the contingent consideration liability and goodwill balance by $6.4 million. The Partnership evaluated the materiality of the error considering the guidance of Staff Accounting Bulletin No. 99 and concluded the error was immaterial to the previously issued consolidated financial statements, representing less than 1% of reported long-term assets and long-term liabilities. As such, the immaterial error was corrected in the financial statements in the period in which it was discovered.

Securities and Exchange Commission

December 6, 2017

3)	In addition to the events noted above, in the third and fourth quarter of 2016, the Partnership lowered CMT’s volume projections for future periods based on changing market factors. The decrease in projected volumes resulted in a decrease in the fair value of the contingent consideration by $4.6 million and $1.8 million during the third and fourth quarter of 2016, respectively. As this change in projected volumes was a result of market conditions representing events which occurred subsequent to the acquisition date, these adjustments to the fair value were recorded in earnings in accordance with ASC 805-30-35-1.

Form 8-K Filed January 26, 2017

2.	We note that you have identified the non-GAAP measures, Adjusted EBITDA and distributable cash flow, as both performance and liquidity measures. In accordance with Item 10(e)(1)(i)(a) of Regulation S-K, please present operating cash flows in addition to net income with equal or greater prominence of these two non-GAAP measures. Please refer to the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please also provide a separate reconciliations of both of these non-GAAP measures from net income and operating cash flows in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

RESPONSE: The Partnership acknowledges the Staff’s comment and the Partnership will disclose operating cash flows in addition to net income with equal or greater prominence of its respective non-GAAP measures in future filings. The Partnership provides an example of expected disclosure in future filings for the Staff’s reference below:

“Net income attributable to SXCP and operating cash flow was $45.9 million and $43.6 million, respectively, in the fourth quarter 2016 and $119.1 million and $183.6 million, respectively, in the full-year 2016.”

Securities and Exchange Commission

December 6, 2017

In future filings the Partnership will also provide separate reconciliations of both Adjusted EBITDA and Distributable Cash Flow from net income and operating cash flow in accordance with Item 10(e)(1)(i)(b) of Regulation S-K. The Partnership provides an example of expected disclosure in future filings for the Staff’s reference below:

“Below is a reconciliation of Adjusted EBITDA from net income, which is its most directly comparable performance measure calculated and presented in accordance with GAAP:

	Three months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
	(Dollars in millions)
Net income	46.3	36.9	121.4	92.2

Add:
Depreciation and amortization expense	20.4	20.4	77.7	67.4
Interest expense, net	12.0	13.8	47.7	48.2
Gain on extinguishment of debt	(0.1)	(10.1)	(25.0)	(0.7)
Income tax (benefit) expense	0.6	(0.1)	2.0	(2.5)
Contingent consideration adjustments(1)	(1.8)	—	(10.1)	—
Non-cash reversal of acquired contractual obligation(2)	—	(3.3)	(0.7)	(3.3)

Adjusted EBITDA	77.4	57.6	213.0	201.3

Subtract:
Adjusted EBITDA attributable to Previous Owner(3)	—	—	—	1.5
Adjusted EBITDA attributable to noncontrolling interest(4)	0.7	0.8	3.3	8.3

Adjusted EBITDA attributable to SunCoke Energy Partners, L.P.	76.7	56.8	209.7	191.5

Securities and Exchange Commission

December 6, 2017

Below is a reconciliation of Adjusted EBITDA from operating cash flow, which is its most directly comparable liquidity measure calculated and presented in accordance with GAAP:

	Three months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
	(Dollars in millions)
Net cash provided by operating activities	43.6	61.2	183.6	149.4

Subtract:
Changes in working capital	(22.4)	12.6	15.6	(7.3)
Other adjustments to reconcile cash provided by operating activities to Adjusted EBITDA	(0.6)	1.4	(6.1)	(2.2)
Add:
Interest expense, net	12.0	13.8	47.7	48.2
Income tax (benefit) expense	0.6	(0.1)	2.0	(2.5)
Contingent consideration adjustments(1)	(1.8)	—	(10.1)	—
Non-cash reversal of acquired contractual obligation(2)	—	(3.3)	(0.7)	(3.3)

Adjusted EBITDA	77.4	57.6	213.0	201.3

Subtract:
Adjusted EBITDA attributable to Previous Owner(3)	—	—	—	1.5
Adjusted EBITDA attributable to noncontrolling interest(4)	0.7	0.8	3.3	8.3

Adjusted EBITDA attributable to SunCoke Energy Partners, L.P.	76.7	56.8	209.7	191.5

Securities and Exchange Commission

December 6, 2017

Below is a reconciliation of Distributable Cash Flow from net income, which is its most directly comparable performance measure calculated and presented in accordance with GAAP:

	Three months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
	(Dollars in millions)
Net income	46.3	36.9	121.4	92.2

Add:
Depreciation and amortization expense	20.4	20.4	77.7	67.4
Interest expense, net	12.0	13.8	47.7	48.2
Gain on extinguishment of debt	(0.1)	(10.1)	(25.0)	(0.7)
Income tax (benefit) expense	0.6	(0.1)	2.0	(2.5)
Contingent consideration adjustments(1)	(1.8)	—	(10.1)	—
Non-cash reversal of acquired contractual obligation(2)	—	(3.3)	(0.7)	(3.3)
Coal Logistics volume shortfallbillings(5)	(25.4)	(0.7)	1.5	0.4
Corporate cost holiday/deferral	—	—	13.9
Subtract:
Ongoing capex	4.8	9.0	14.4	20.4
Replacement capex accrual	1.9	1.9	7.6	7.2
Cash interest accrual	11.9	13.6	49.0	47.2
Cash tax accrual	0.9	(0.6)	1.8	—
Adjusted EBITDA attributable to Previous Owner(3)	—	—	1.5
Adjusted EBITDA attributable to noncontrolling interest(4)	0.7	0.8	3.3	8.3

Distributable cash flow	31.8	32.2	152.3	117.1

Securities and Exchange Commission

December 6, 2017

Below is a reconciliation of Distributable Cash Flow from operating cash flow, which is its most directly comparable liquidity measure calculated and presented in accordance with GAAP:

	December 31,		Years Ended December 31,
	2016	2015	2016	2015
	(Dollars in millions)
Net cash provided by operating activities	43.6	61.2	183.6	149.4
Plus:
Interest expense, net	12.0	13.8	47.7	48.2
Income tax (benefit) expense	0.6	(0.1)	2.0	(2.5)
Contingent consideration adjustments(1)	(1.8)	—	(10.1)
Non-cash reversal of acquired contractual obligation(2)	—	(3.3)	(0.7)	(3.3)
Coal Logistics volume shortfall billings(5)	(25.4)	(0.7)	1.5	0.4
Corporate cost holiday/deferral	—	—	13.9	—
Subtract:
Changes in working capital	(22.4)	12.6	15.6	(7.3)
Other adjustments to reconcile cash provided by operating activities to Distributable Cash Flow	(0.6)	1.4	(6.1)	(2.2)
Ongoing capex	4.8	9.0	14.4	20.4
Replacement capex accrual	1.9	1.9	7.6	7.2
Cash interest accrual	11.9	13.6	49.0	47.2
Cash tax accrual	0.9	(0.6)	1.8	—
Adjusted EBITDA attributable to Previous Owner(3)	—	—	—	1.5
Adjusted EBITDA attributable to noncontrolling interest(4)	0.7	0.8	3.3	8.3

Distributable cash flow	31.8	32.2	152.3	117.1

(1)	The Partnership amended its contingent consideration terms with The Cline Group during the first quarter of 2016. This amendment and subsequent fair value adjustments to the contingent consideration liability, resulted in gains of $1.8 million and $10.1 million recorded during the three and twelve months ended December 31, 2016, respectively, which were excluded from Adjusted EBITDA.
(2)	In association with the acquisition of CMT, we assumed certain performance obligations under existing contracts and recorded liabilities related to such obligations. These contractual performance obligations expired without the customer requiring performance. As such, the Partnership reversed the liabilities as we no longer have any obligations under the contract.
(3)	Reflects net income attributable to our Granite City facility prior to the Granite City Dropdown on January 13, 2015 adjusted for Granite City’s share of interest, taxes, depreciation and amortization during the same period.
(4)	Reflects net income attributable to noncontrolling interest adjusted for noncontrolling interest’s share of interest, taxes, income, and depreciation and amortization.
(5)	Coal Logistics volume shortfall billings adjusts to include volume minimums billed throughout the year in Distributable Cash Flow to better align with cash collection. Volume shortfall billings on take-or-pay contracts are recorded as deferred revenue and are recognized into GAAP income based on the terms of the contract, at which time they will be excluded from Distributable Cash Flow.”

Securities and Exchange Commission

December 6, 2017

3.	Please presented the distribution coverage ratio calculated using the most comparable GAAP amounts with equal or greater prominence in accordance with Item 10(e)(1)(i)(a) of Regulation S-K. Please refer to the Securities Act Release No. 8176, footnote 27 for additional guidance.

RESPONSE: The Partnership acknowledges the Staff’s comment and will update disclosure in future filings to include the distribution coverage ratio calculated using net operating cash flows with equal or greater prominence in accordance with Item 10(e)(1)(i)(a) of Regulation S-K. The Partnership would like to clarify for the Staff that the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, as amended, generally requires the Partnership to distribute all available cash each quarter, and as such, Distributable Cash Flow is an important indicator to investors regarding the potential direction of the future quarterly distributions. Distributable Cash Flow differs from operating cash flow in that Distributable Cash Flow is reduced by certain cash reserves including capital expenditures, an investing cash flow activity. Additionally, Distributable Cash Flow represents only the Partnership’s share of available cash by excluding Adjusted EBITDA attributable to noncontrolling interest, while operating cash flow is reported on a consolidated basis. Therefore, on a full year basis, it is expected that operating cash flow will generally be higher than Distributable Cash Flow. The Partnership provides an example of expected disclosure in future filings for the Staff’s reference below, which will be presented together with the full non-GAAP reconciliations of Distributable Cash Flow included in the Partnership’s response to item (2) above:

	December 31,				Years Ended December 31,
	2016		2015		2016		2015
	(Dollars in millions)
Net cash provided by operating activities	43.6		61.2		183.6		149.4
Distributable cash flow	31.8		32.2		152.3		117.1
Quarterly cash distribution	29.5		28.0		116.4		110.2
Operating cash flow coverage ratio(1)	1.48	x	2.19	x	1.58	x	1.36	x
Distribution coverage ratio(2)	1.08	x	1.15	x	1.31	x	1.06	x

(1)	Operating cash flow coverage ratio is net cash provided by operating activities divided by total estimated distributions to the limited and general partners. Operating cash flow is generally expected to be higher than Distributable Cash Flow as Distributable Cash Flow is further reduced by certain cash reserves including capital expenditures, an investing cash flow item. Additionally, Distributable Cash Flow represents only the Partnership’s share of available cash by excluding Adjusted EBITDA attributable to noncontrolling interest, while operating cash flow is reported on a consolidated basis.
(2)	Distribution cash coverage ratio is Distributable Cash Flow divided by total estimated distributions to the limited and general partners.

Securities and Exchange Commission

December 6, 2017

4.	We note that the adjustment line item, Coal Logistics deferred revenue, in the calculation of distributable cash flow. Please help us understand why it is appropriate to include this adjustment considering you disclose in footnote 1 to your reconciliation of Adjusted EBITDA and Distributable Cash Flow to Net Income presentation on page 11 of Exhibit 99.1 to your Form 8-K dated April 20, 2017, that this adjustment has been removed from Adjusted EBITDA based on the guidance in the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE: The Partnership acknowledges the Staff’s comment for further explanation of the deferred revenue adjustment in our Distributable Cash Flow calculation. As described in the Partnership’s response to comment three (3) above, the Partnership is designed to distribute its cash to unitholders as it is received. Distributions are determined based on available cash, rather than GAAP earnings. The Coal Logistics take-or-pay contracts have required annual minimums, which are billed for pro-rata throughout the year, primarily on a quarterly basis. While these billings are not recognized into revenue or Adjusted EBITDA until the customer no longer has a right to the services, Distributable Cash Flow is adjusted to include these billings as they occur to better demonstrate available cash for distribution. The Partnership provides an example of the expected disclosure in future filings for the Staff’s reference below:

“Coal Logistics volume shortfall billings adjusts to include volume minimums billed throughout the year in Distributable Cash Flow to better align with cash collection. Volume shortfall billings on take-or-pay contracts are recorded as deferred revenue and are recognized into GAAP income based on the terms of the contract, at which time they will be excluded from Distributable Cash Flow.”

*        *        *         *        *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael Swidler of Vinson & Elkins L.L.P. at (212) 237-0020.

Very truly yours,

SUNCOKE ENERGY PARTNERS, L.P.

By: SunCoke Energy Partners GP LLC, its general partner

By:	/s/ Fay West
Name:	Fay West
Title:	Senior Vice President and Chief Financial Officer

cc:	Michael Swidler, Vinson & Elkins L.L.P.